[redacted]

09041045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 48719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Global Investors Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Howard Street
(No. and Street)

San Francisco (City) California (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Marikas (415) 597-2861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) California (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis Markos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Global Investors Services, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

[signature]

Signature

Chief Financial Officer

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat with Affiant Statement

State of CALIFORNIA }
County of SAN FRANCISCO } ss.

If using an **Attached Document** (Notary needs to cross out lines 1-12). If using the Statement Below (Lines 1-12 to be completed only by document signer(s), **not the Notary**

8.
9.
10.
11.
12.

Signature of Document Signer No.1

Signature of Document Signer No.2

Subscribed and sworn to (or affirmed) before me on February 25, 2009,

by LOUIS MARINAS / ______
Name of Signer No. 1 / Name of Signer No. 2 (If Any)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

PATRICE ANN PALOMARES
COMM. #1830787
Notary Public - California
Solano County
My Comm. Expires Jan. 13, 2013

This area for official notarial seal

WITNESS my hand and official seal.

Signature of Notary Public

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Barclays Global Investors Services (the "Company") at December 31, 2008, and for the year then ended in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2009

Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)
Statement of Financial Condition
Year Ended December 31, 2008

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	19
Marketable securities, at fair value		10,400
Deposit with clearing organization (Note 5)		515
Commissions receivable		1,561
Receivable from affiliates (Note 3)		2,010
Prepaid expenses and other assets		1,091
Federal income tax receivable		963
Deferred tax asset, net (Note 4)		742
Total assets	$	17,301
Liabilities and shareholder's equity		
Liabilities		
Transaction processing fees payable	$	401
Accounts payable and accrued liabilities		40
State income tax payable		113
Payable to affiliates (Note 3)		1,310
Total liabilities		1,864
Shareholder's equity		
Common stock $.01 par value; 1,000 shares authorized; one share issued and outstanding		-
Additional paid-in capital		1,593
Retained earnings		13,844
Total shareholder's equity		15,437
Total liabilities and shareholder's equity	$	17,301

1. Organization

Barclays Global Investors Services (the "Company") is incorporated in the State of California. The Company is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGINA"), and an indirect subsidiary of Barclays Global Investors UK Holdings Limited ("BGIUKHL"), a company incorporated in the United Kingdom, which is a direct subsidiary of Barclays Bank PLC ("BBPLC").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and the California Department of Corporations and is a member of the Financial Industry Regulatory Authority ("FINRA") and NASDAQ. It carries out marketing activities including certain activities associated with '40 Act Funds and other SEC registered securities and, since March 2000, acts as broker on an agency basis in buying and selling securities.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses. Actual results may differ from those estimates. Management's estimates impact the determination of the provision for income taxes.

Revenue Recognition

The Company earns agency commissions for acting as a broker-dealer in buying and selling securities for its customers. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

The Company entered into service agreements with Barclays Global Investors International, Inc. ("BGII"), Barclays Global Fund Advisors ("BGFA"), Barclays Global Investors Canada Limited ("BGICL") and BGINA whereby the Company provides certain administrative and broker-dealer services for a fee. The fee is 104% of actual operating expenses incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid financial instruments that are readily convertible into cash.

Marketable Securities, at Fair Value

Marketable securities consist of investments in mutual funds and are classified as trading for financial reporting purposes. These securities are carried at fair market value. Marketable securities transactions are recorded on the trade date.

The Company adopted SFAS 157 on January 1, 2008. SFAS No. 157 "Fair Value Measurements" ("FAS 157") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair hierarchy under FAS 157 are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are unobservable.

The Company uses *market approach* valuation technique to value its investments in marketable securities. The market approach requires that the Company use prices generated by market transactions involving identical assets or liabilities (Level 1) to determine the fair value of these instruments.

As of December 31, 2008 $10.4 million in investments were classified as Level 1.

Fair Value of Financial Instruments
Management estimates that the aggregate fair value of financial instruments recognized on the statement of financial condition – deposits with clearing organizations, commissions receivable, prepaid expenses and other assets, income tax receivable, transaction processing fees payable, income tax payable and accounts payable and accrued liabilities – approximate the carrying value at the reporting date.

Income Taxes
Income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109, Accounting of Income Taxes. Statement 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the tax basis and the financial statement carrying amounts of assets and liabilities. Deferred tax assets and liabilities are measured at the existing tax rate applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

The Company has entered into federal and state intercompany tax sharing agreements with other Barclays entities that are eligible to be consolidated or combined for federal and state tax purposes.

In each jurisdiction where a group of Barclays entities files a consolidated or combined report, the total tax liability of the group is allocated among its members, in accordance with tax sharing agreements. When settling federal tax liabilities, the individual tax liability assigned to each company generally equals the tax liability determined on a stand-alone basis for that company. Similarly, in determining the California tax liability, the share of unitary tax liability assigned to the Company is generally equal to its stand-alone liability.

The Company has decided to defer the effective date of FASB Interpretation No. 48, *Accounting or Uncertainty in Income Taxes*, to the subsequent fiscal year. The FASB Staff Position Paper 48-3 (FSP) defers the effective date of FASB Interpretation No. 48, *Accounting for Income Taxes*, for certain nonpublic enterprises as defined in paragraph 289, as amended, of FASB Statement No. 109, *Accounting for Income Taxes*. The Company will continue to account for and disclose income tax exposures pursuant to FASB Statement No. 5.

3. Related Party Transactions

The Company has entered into a service agreement with BGINA whereby BGINA provides certain management and administrative services for the Company in reference to its brokerage business for a fee. The fee is 101% of actual expenses incurred but not in excess of the Company's net income produced from the brokerage business activity. Management and administrative fees paid to BGINA during 2008 was $15.3 million and the Company had a $1.1 million payable to BGINA at

December 31, 2008. Additionally, the Company had a $0.2 million miscellaneous payable to an affiliated company. Intercompany balances are settled on a monthly basis.

The Company has entered into a service agreement with BBPLC whereby the Company provides certain marketing related activities for a fee in connection with offerings of indexed notes of BBPLC. The fee is based on a percentage of assets under management for each security. Marketing fees paid by BBPLC to the Company during 2008 were $12.0 million. The Company had a $2.0 million receivable from BBPLC at December 31, 2008.

The Company has entered into service agreements with BGII, BGFA, BGICL and BGINA whereby the Company provides certain administrative and broker-dealer services for a fee. The fee is 104% of actual expenses incurred. Fees paid to the Company during 2008 were $4.9 million. This service was transitioned to an affiliated company during the second half of 2008.

During 2008, the Company had allocated $1.2 million in expenses for certain administrative services to BGINA. In addition, the Company had been allocated $20,000 in expenses for certain administrative services from BGIUKHL.

During 2008, a $15.0 million cash dividend was declared and paid to BGINA by the Company.

4. Income Taxes

The current and deferred components of the tax provision included in the statement of income for the year ended December 31, 2008 are as follows:

(in thousands of dollars)

Federal	
Current	$ 7,239
Deferred	294
	$ 7,533
State and local	
Current	2,098
Deferred	2
	2,100
	$ 9,633

At December 31, 2008, the Company had a deferred tax asset of $0.7 million. The Company did not have any deferred tax liabilities during this period.

The temporary difference that gave rise to a significant portion of the Company's deferred tax asset at December 31, 2008 was the future tax deduction for state tax expense. This deduction is recognized in the following year for federal tax purposes.

Management believes that it is more likely than not that the Company will fully realize its total deferral income tax assets based upon the Company's projected level of taxable income. Accordingly, no valuation allowance was established.

The provision for income taxes resulted in an effective tax rate of 40.78% for 2008, which differs from the federal statutory tax rate of 35%. The effective tax rate was higher than the federal statutory rate of 35% primarily due to the provision for state income taxes, net of federal income tax benefit.

The Company's federal and state income tax returns are consolidated with Barclays California Corporation ("BarCal") and all of its directly owned subsidiaries and qualifying affiliates. The Company has entered into a written agreement with BarCal providing for the allocation and payment of income tax on the basis that it files separate federal and state income tax returns. The Company will be paid for the tax benefit on its losses to the extent it could have obtained a benefit against its separate return taxable income or tax. These payments and refunds are to be settled with the Company's parent corporation BGINA, which is a directly owned subsidiary of BarCal. At December 31, 2008, the Company had a net tax receivable balance of $0.8 million.

5. Deposit with Clearing Organizations

The Company maintains a collateral deposit in the amount of $0.5 million in government securities.

6. Commitments and Risks

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill their obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification is limited to unsettled transactions with counterparties. The Company recorded no liability under the indemnification at December 31, 2008. In addition, all unsettled trades at December 31, 2008 were settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities where the counterparties are either institutional clients or broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $10.2 million, which was $10.1 million in excess of its required net capital of $124,000. The Company's net capital ratio was 0.18 to 1.

PRICEWATERHOUSECOOPERS

Barclays Global Investors Services

(a wholly-owned subsidiary of Barclays Global Investors, N.A.)

Statement of Financial Condition

December 31, 2008